EXHIBIT 99.1
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                                                           [GRAPHIC OMITTED]
                                                     [LOGO - ARC ENERGY TRUST]


NEWS RELEASE
FOR IMMEDIATE RELEASE
MARCH 1, 2006
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       ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE THE FEBRUARY 2006
            INCREASE TO THE ARX EXCHANGEABLE SHARES EXCHANGE RATIO

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CALGARY,  MARCH 1, 2006 (AET.UN AND ARX - TSX) ARC Resources  Ltd.  along with
ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.86776 to 1.88186. Such increase will be effective on March 15, 2006.

The following are the details on the calculation of the Exchange Ratio:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         Exchange
                               Opening     ARC Energy        10 day Weighted      Increase in   Effective Date of the    Ratio as
Record Date of ARC Energy      Exchange      Trust           Average Trading       Exchange          Increase in            of
    Trust Distribution          Ratio     Distribution       Price of AET.UN       Ratio **        Exchange Ratio       Effective
                                            per Unit      (Prior to the end of                                            Date
                                                               the Month)
--------------------------------------------------------- -------------------------------------------------------------------------
    February 28, 2006          1.86776       $0.20               26.5028            0.01409         March 15, 2006      1.88185

--------------------------------------------------------- -------------------------------------------------------------------------

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit multiplied by the opening exchange ratio by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is www.computershare.com.


ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

   For further information about ARC Energy Trust, please visit our website
                       www.arcresources.com or contact:

                Investor Relations, E-mail: ir@arcresources.com
                 Telephone: (403) 503-8600 Fax: (403) 509-6417

                           Toll Free 1-888-272-4900
                              ARC Resources Ltd.
                          2100, 440 - 2nd Avenue S.W.
                              Calgary, AB T2P 5E9